Exhibit (i)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 11, 2017

Ladies and Gentlemen:

We are furnishing this opinion in connection with Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended, and Amendment No. 2 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of Highland Global Allocation Fund II (the “Fund”) for the registration of an indefinite number of Class A, Class C and Class Y shares of beneficial interest of the Fund. The aforementioned shares are referred to herein collectively as the “Shares.”

In connection with this opinion, we have examined:

(a) A copy of the Amended and Restated Agreement and Declaration of Trust of the Fund (the “Agreement and Declaration of Trust”), dated August 17, 2017, as amended.

(b) A copy of the By-Laws of the Fund.

(c) Such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

We are familiar with the action taken by the Board of Trustees of the Fund to authorize the issuance of the Shares. We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities. We have also assumed that each of the Shares will be sold for the consideration described in the Registration Statement of the Fund on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than the Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid, and nonassessable.

The Fund is organized as a Massachusetts business trust under Massachusetts law. Under Massachusetts law, shareholders may, under certain circumstances, be held personally liable for the Fund’s obligations. However, the Agreement and Declaration of Trust provides that no shareholders

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of any series or class shall be personally liable for any claims against the Fund and shareholders are indemnified against all loss and expense arising from such liability. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances (which are considered remote) in which the Fund would be unable to meet its obligations and the disclaimer within the Agreement and Declaration of Trust is inoperative.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP